UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL SIGNS COOPERATION AGREEMENT WITH RUSSIAN EXPORT CENTER

Moscow, Russia – May 24, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports signing a five-year cooperation agreement with the Russian Export Center.

Chairman of Mechel PAO’s Board of Directors Igor Zyuzin and the Russian Export Center’s Chief Executive Officer Andrey Slepnev signed a bilateral agreement on the sidelines of St Petersburg International Economic Forum 2018.

The agreement sets forth focal areas of the mutually beneficial cooperation aimed at expanding exports of high-margin products made by Mechel Group’s facilities. The Russian Export Center is planned to provide financial and insurance assistance in advanced technology production, provide loans for Mechel’s foreign customers, and give information and consulting support in new markets and search for foreign partners.

“St Petersburg International Economic Forum is a leading Russian venue for discussing projects where the state and private business come as partners. I think that the agreement with the Russian Export Center that we have signed on the forum’s sidelines will help create profitable conditions for Mechel’s buisness, as well as expand our ability to promote the company’s products in foreign markets,” Chairman of Mechel PAO’s Board of Directors Igor Zyuzin noted.

“Our task is to support exports of highly processed products, and so we highly appreciate cooperation with Mechel, whose products correspond with these criteria. We are now working on projected supplies of rail and beam products and steel rolls. I hope that our joint efforts will bring an increase in the share of non-resource products in exports by Mechel and other steelmakers,” the Russian Export Center’s Chief Executive Officer Andrey Slepnev said.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 24, 2018

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